February 11, 2011

VIA EDGAR

James E. O’Connor, Esq.
United States Securities and Exchange Commission
100 F Street N.E., Mail Stop 4720
Washington, D.C.  20549

Re:	White Oak Capital Corporation Request to Withdraw Registration Statement on Form N-2 (File Nos. 333-166440 and 814-00817)

Dear Mr. O’Connor:

White Oak Capital Corporation, a Maryland corporation (the “Company”), respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form N-2 (File No. 333-166440) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010, together with all exhibits thereto (the “Registration Statement”), as of the date first set forth above.  The Company has determined not to pursue the contemplated public offering at this time.  The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.  The Registration Statement was not declared effective by the Commission under the Act, and none of the Company’s securities were sold pursuant to the Registration Statement.

The Company understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use pursuant to such Rule.

Please note that the Company hereby withdraws its Notice of Intent To Elect To Be Subject to Sections 55 Through 65 of the Investment Company Act of 1940 on Form N-6F, as originally filed with the Commission on April 30, 2010 (File No. 814-00817), and all amendments thereto.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Gregory S. Rowland of Davis Polk & Wardwell LLP at (212) 450-4930.

Pursuant to the requirements of Rule 477 under the Act, the Company has caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

88 Kearny Street, Fourth Floor, San Francisco, California  94108

James E. O’Connor, Esq.	February 11, 2011

Respectfully submitted, WHITE OAK CAPITAL CORPORATION

By:	/s/ Philip N. Duff
	Name:	Philip N. Duff
	Title:	Chief Executive Officer